INVEST IN **HEART & SOLAR BREW FARM**

# Opening a planet-friendly Lager & Ale brewery in Parkton, Maryland



LEAD INVESTOR

**Stephen Marsh**

I believe that Les and Trevor are motivated, experienced and very capable of building and creating a truly unique farm brewery experience. I have known Les for 20 years and collaborated and worked with him on many beer projects over the years. I value his advise, expertise, organization and attention to detail. I am looking forward the truly local "Planet Friendly " offerings and experience Heart and Solars' Les and Trevor will have to offer! Cheers

**Invested $47,500 this round**

heartandsolarbrewing.com Parkton MD

Food | Entertainment | Alcohol | Eating and Drinking | Farming

## Highlights

1. 🍺 Founders have 30+ years of brewing experience & knowledge, coupled with successful businesses
2. 🤝 $250k in cash + sweat equity from the founders already committed
3. 🌎 Solar power, water reclamation, and efficient heat exchange reduces carbon footprint
4. 📈 Following the farm winery/brewery trend, we project 20% YOY growth (not guaranteed)

4. 📈 Following the farm winery/brewery trend, we project 20% YOY growth (not guaranteed)

5. 👬 Minimal brewery & bar competition in our area, home to 2+ million area residents

## Our Team

## Our Team



**Leslie White** CEO and Head Brewer

Les has been brewing for over 32 years. A National BJCP judge, he has brewed and consulted professionally. He's owned a successful catering business for 12 years and honed his marketing and sales skills as a Realtor for over 9 years.

Collectively, the two owners have 33+ years of brewing experience. We're also both chefs who enjoy incorporating our knowledge of flavor combinations and recipe development into one of our favorite passions, craft beer. Joining together has inspired us to create a truly unique farm brewery experience that we are very excited to bring to life!



**Trevor Cheyne** Director of Sales and Distribution and Asst Brewer

Trevor has brewed many styles in a short time both at home and commercially with very strong success. His decade long career in kitchens has given him a vast network of connections to local eateries and bars eager to purchase quality beers.

## Pitch


Heart & Solar
BREW FARM
Planet Friendly Lager and Ale
Planet-Friendly Lager and Ale through
Collaboration, Innovation, Conservation
Confidential and Proprietary. Copyright (c) by Heart & Solar Brew Farm. All Rights Reserved.

### Who are we?

A farm brewery in rural Northern Baltimore County creating premium craft beer for onsite sales and regional distribution. The farm grows hops and other ingredients to use in our taproom.



We'll have a destination taproom serving several different beer styles in a relaxing, family-friendly environment. People of all ages can come enjoy our farm's disc golf course, kubbe, corn hole, and other competitions and games on site.



Future picnic area


Who are we?


LES WHITE
CEO /Head Brewer
Les has been homebrewing for 32+ years and is a nationally recognized Beer Judge Certification Program judge . He's brewed professionally at Checkerspot and Heavy Seas where he consulted on their Plank series. Les has owned a successful catering company for over 12 years and spent 9 years as a Realtor providing him a strong sales and marketing background.
TREVOR CHEYNE
Sales Director / Assistant Brewer
Trevor is new to the brewing scene but has brewed many styles in a short time both at home and commercially with very strong success. His almost decade long career in kitchens has given him a vast network of connections to local eateries and bars that are eager to purchase quality beers.
Confidential and Proprietary. Copyright (c) by Heart & Solar Brew Farm. All Rights Reserved

## What do we make?

We will offer 7 lagers and ales year round:

- Imperial American Lager: 2 Boots
- Scottish Heavy: The Jake Walk
- Scottish Light 60 Shilling: 60 Fret
- American Nut Amber: Early Morning Oats
- German Helles-style lager: (name TBD)
- Hoppy Red Ale: Just Enough
- German Schwarzbier: (name TBD)



Using ingredients grown and found wild on the farm, we plan to offer a range of seasonal alcoholic, gluten free, and non-alcoholic products including:

- Kombucha
- Cider
- Seltzers
- Lemonade & sodas


Where are we?
NJ
Philadelphia
Camden
Harrisburg
Lancaster
Pine Barrens
Newark
DE
MD
Baltimore
Dover
Cape May
Bethesda
Silver Spring
Annapolis
Wash DC
VA
Alexandria
A farm brewery in Northern Baltimore County with easy access to major cities
Heart and Solar is directly off I-83, a major thoroughfare between Maryland and Pennsylvania.
40 minutes from the Baltimore Inner Harbor and 90 minutes to DC.
2 hours to Philadelphia and 20 minutes from York, PA..
Philadelphia, Baltimore, DC combined population: 3 million residents*
Heart and Solar is in the perfect spot to be the first or last stop on your brew tour
*Source: worldpopulationreview.com
Confidential and Proprietary. Copyright (c) by Heart & Solar Brew Farm. All Rights Reserved

## Our Raise

We have secured 85% of the funding required to open and are looking to raise the remaining $250k to begin construction.

Total funding goal = $1.5M

Founders are providing $650k of their own funds and a business loan will be secured with M&T Bank for $600k.

Investor funding will be used for:

- Building construction
- Equipment purchase
- Operating capital


Why Northern Baltimore County?
The Current Market
•The farm brewery scene in Baltimore County is fledgling with just 3 currently open.
•Northern Baltimore County offers very few options to have a
MARYLAND

- pint of quality craft beer.
- After over a year of social isolation, consumers have a desire to socialize and expend unused entertainment budgets.
- Maryland has only recently seen a boom in craft breweries and there is still plenty of market to capture in a state with a high amount of disposable income.

**Our Opportunity**

- A farm brewery offering a higher quality beer and a larger menu of styles than the competition.
- We'll also offer house-made cider, mead, seltzer as well as NA kombucha, and soda.
- The farm brewery will offer a place to not only gather but also enjoy nature and our diverse entertainment options.



121
Craft Breweries
(RANKS 24TH)
2.7 Breweries per Capita*
(RANKS 34TH)
*per 100,000 21+ Adults

Source: brewersassociation.org

# What are we building?



The Heart & Solar Brew Farm brewery building was designed for growth. Phase 1 of construction has the footprint of half of the final square footage.
As the business grows, Phase 2 of construction will complete the building allowing for more brewing capacity, storage, and packaging lines. This will allow for more beer production and distribution outside of the taproom.



# When do we open?

| Start Up | Fundraising and Licensing | Build and Launch | Years 1 - 3 |
|---|---|---|---|
| **Tasks Already Completed** | **In Progress** | **To Do** | **Future State** |
| • Purchased Farm<br>• Received County Approval for Farm Brewery<br>• Formed LLC<br>• Completed Brewery and Site/Construction plans<br>• Loan Approval | • Applied for TTB and State licenses<br>• Raising Capital<br>• Marketing | • Close Loan<br>• Building Permit<br>• Construction<br>• Install Equipment and Furnishings | • Initial production projection of 520 BBLs produced<br>• Projected growth of 20% year over year<br>• Gross Sales Projected<br>– Year 1: $618,894<br>– Year 2: $740,672<br>– Year 3: $886,807 |





Forward-looking projections cannot be guaranteed.

We can't wait to be a cornerstone of this community, bringing people together over local, sustainable ingredients and a cold pint! Join us!


LET'S TALK
Les White, CEO
les@heartandsolarbrewing.com
410-493-8030
Trevor Cheyne, Sales Director
trevor@heartandsolarbrewing.com
410-979-7925
Heart & Solar
BREW FARM
Planet Friendly Lager and Ale
Planet Friendly Lager and Ale through
Collaboration, Innovation, Conservation